Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-272237

Sempra

Final Term Sheet

June 20, 2023

5.400% Notes due 2026

5.500% Notes due 2033

This free writing prospectus relates only to the securities described below and should be read together with Sempra’s preliminary prospectus supplement dated June 20, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 26, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sempra (the “Company”)

Anticipated Ratings[1]:	Baa2 (stable) by Moody’s Investors Service, Inc.
BBB (stable) by S&P Global Ratings
BBB+ (stable) by Fitch Ratings, Inc.

Trade Date:	June 20, 2023

Settlement Date:	June 23, 2023 (T+3)

5.400% Notes due 2026

Securities Offered:	5.400% Notes due 2026

Aggregate Principal Amount Offered:	$550,000,000

Interest Payment Dates:	February 1 and August 1, beginning on February 1, 2024

Interest Rate:	5.400% per annum, accruing from June 23, 2023

Maturity Date:	August 1, 2026

Benchmark Treasury:	4.125% due June 15, 2026

Benchmark Treasury Yield:	4.299%

Spread to Benchmark Treasury:	+123 basis points

Yield to Maturity:	5.529%

Price to Public:	99.627%, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to July 1, 2026 (the “2026 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the 2026 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

CUSIP:	816851 BQ1

ISIN:	US816851BQ16

5.500% Notes due 2033

Securities Offered:	5.500% Notes due 2033

Aggregate Principal Amount Offered:	$700,000,000

Interest Payment Dates:	February 1 and August 1, beginning on February 1, 2024

Interest Rate:	5.500% per annum, accruing from June 23, 2023

Maturity Date:	August 1, 2033

Benchmark Treasury:	3.375% due May 15, 2033

Benchmark Treasury Yield:	3.738%

Spread to Benchmark Treasury:	+180 basis points

Yield to Maturity:	5.538%

Price to Public:	99.700%, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to May 1, 2033 (the “2033 Notes Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +30 basis points. At the Company’s option, on and after the 2033 Notes Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP:	816851 BR9

ISIN:	US816851BR98

All Notes Offered Hereby

Total Net Proceeds:	Approximately $1,239.4 million, after deducting the underwriting discounts but before deducting the estimated offering expenses payable by the Company.

Joint Book-Running Managers:	BNP Paribas Securities Corp.
Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC

Co-Manager:	WR Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, by calling MUFG Securities Americas Inc. toll-free at 1-877-649-6848, by calling PNC Capital Markets LLC toll-free at 1-855-881-0697 or by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.